UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

SOUTHWALL TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

BACKBONE ACQUISITION SUB, INC.

A Wholly-Owned Subsidiary of

SOLUTIA INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

844909200

(CUSIP Number of Class of Securities)

Paul J. Berra, III

Senior Vice President, Legal and Governmental Affairs

and General Counsel

Solutia Inc.

575 Maryville Centre Drive

P.O. Box 66760

St. Louis, Missouri 63166-6760

(314) 674-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

William B. Sorabella, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$113,530,747	$13,011

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 7,462,688 shares of common stock, par value $0.001 per share, at $13.60 per share (which number includes 1,650,850 shares of common stock issuable pursuant to the conversion of preferred stock, par value $0.001 per share). The transaction value also includes the aggregate offer price for 1,489,875 shares issuable pursuant to outstanding options with an exercise price less than $13.60 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $13.60 minus the weighted average exercise price of such options.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,011	Filing Party: Solutia Inc.
Form or Registration No.: Schedule TO	Date Filed: October 25, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) to the Tender Offer Statement on Schedule TO (as amended or supplemented, the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Backbone Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Solutia Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Southwall Technologies Inc., a Delaware corporation (the “Company”), at a price of $13.60 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

All the information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

“At 12:00 midnight, New York City time, on the night of Tuesday, November 22, 2011, the Offer expired as scheduled. Based on information provided by the Depositary to Parent, 7,140,879 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer (including 23,579 Shares subject to guaranteed delivery procedures), which includes Shares issued upon the conversion of all of the outstanding Preferred Stock. The tendered Shares represent approximately 95.7% of the outstanding Shares, which satisfies the Minimum Condition. Accordingly, Purchaser accepted for payment all such Shares in accordance with the terms of the Offer.

As a result of Purchaser’s purchase of the Shares in the Offer, Purchaser and Parent have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent intend to effect a “short-form” merger under the DGCL in which Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser, any other subsidiary of Parent, any subsidiary of the Company or in the treasury of the Company, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who are entitled to exercise and have properly exercised their appraisal rights under Section 262 of the DGCL), will automatically be converted into the right to receive the Merger Consideration. All Shares converted into the right to receive the Merger Consideration will be cancelled and cease to exist.

On November 23, 2011, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(C)	Press Release issued by Solutia Inc. on November 23, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2011

BACKBONE ACQUISITION SUB, INC.

By:	/S/ D. JOHN SRIVISAL
	Name: Title:	D. John Srivisal Vice President

SOLUTIA INC.

By:	/S/ PAUL J. BERRA, III
	Name: Title:	Paul J. Berra, III Senior Vice President, Legal and Governmental Affairs and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 25, 2011.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published on October 25, 2011.*

(a)(5)(A)	Joint Press Release issued by Solutia Inc. and Southwall Technologies Inc. on October 7, 2011 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).*

(a)(5)(B)	Press Release issued by Solutia Inc. on October 25, 2011.*

(a)(5)(C)	Press Release issued by Solutia Inc. on November 23, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc. and Southwall Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).*

(d)(2)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and certain funds affiliated with Needham Funds (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).*

(d)(3)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and Dolphin Direct Equity Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).*

(d)(4)	Disclosure Agreement, dated as of November 18, 2010, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(5)	Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(6)	Amendment, dated August 16, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(7)	Amendment, dated September 20, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(8)	Amendment, dated September 29, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(9)	Distribution Agreement, dated January 1, 2002, by and between Globamatrix Holdings Pte. Ltd., a subsidiary of Solutia Inc., and Southwall Technologies Inc. (incorporated by reference to Exhibit 10.116 to the Form 10-Q filed by Southwall Technologies Inc. with the Securities and Exchange Commission on May 17, 2002).*

(g)	None.

(h)	None.

*	Previously filed.